William G. Cornely

Executive Vice President of Finance

Chief Financial Officer

March 26, 2008

VIA FACSIMILE ((202) 772-9368)

AND EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549-7010

Attention: Edward M. Kelly, Esq.

Re:	Dominion Homes, Inc.

Preliminary Proxy Statement on Schedule 14A filed on March 7, 2008 (File No. 000-23270) and related Schedule 13E-3 filed on March 7, 2008 (File No. 005-49605)

Dear Mr. Kelly:

We are writing in response to your fax to Mr. Borror on March 12, 2008, in which you advised us that the Securities and Exchange Commission will perform a legal review of the Schedule 14A filed on March 7, 2008 and the related Schedule 13E-3.

In this regard, please direct all comments or inquiries regarding such documents to the undersigned via facsimile at (614) 356-6517. Please also copy our counsel, Fred A. Summer of Squire, Sanders & Dempsey L.L.P. via facsimile at (614) 365-2499. The current addresses for the Company and Squire, Sanders & Dempsey L.L.P. are as set forth on the cover of the Schedule 13E-3.

Please do not hesitate to contact the undersigned at (614) 356-5517 or Mr. Summer at (614) 365-2743 should you have any further questions.

Very truly yours,

DOMINION HOMES, INC.

By:	/s/ William G. Cornely
William G. Cornely,
Executive Vice President — Finance,
Chief Financial Officer and Chief Operating Officer

cc:	Mr. Douglas G. Borror, Chairman, President and CEO

Fred A. Summer, Esq., Squire, Sanders & Dempsey L.L.P.

4900 Tuttle Crossing Blvd.

PO Box 4900

Dublin, Ohio 43016

Tel	614.356.5517
Fax	614.356.6517	dominionhomes.com